UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005.

                         Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  January 30, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Centrasia Mining Corp. for the six months ended November 30, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   NOVEMBER 30,       MAY 31,
                                                       2005            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  1,922,753          22,634
Amounts receivable                                       55,482           6,582
                                                   ------------    ------------
                                                      1,978,235          29,216

EQUIPMENT                                                68,953               -
OPTION ON BMC (Notes 3 and 4)                                 -         306,727
OPTION IN UNPROVEN MINERAL INTERESTS (Note 4)           469,507               -
                                                   ------------    ------------
                                                      2,516,695         335,943
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 66,116         107,076
Indebtedness (Note 3)                                         -         418,125
                                                   ------------    ------------
                                                         66,116         525,201
PROMISSORY NOTE                                               -          25,000
                                                   ------------    ------------
                                                         66,116         550,201
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                3,198,668          23,111

CONTRIBUTED SURPLUS (Note 7)                             58,375               -

DEFICIT                                                (806,464)       (237,369)
                                                   ------------    ------------
                                                      2,450,579        (214,258)
                                                   ------------    ------------
                                                      2,516,695         335,943
                                                   ============    ============

CHANGE OF NAME AND NATURE OF OPERATIONS (Note 1)

RECAPITALIZATION AND ACQUISITION (Note 3)


APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL  , Director
----------------------
/s/ NICK DEMARE       , Director
----------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and administrative                            23,575               -          28,845               -
Audit                                                    21,524               -          21,524               -
Corporate development                                    13,323               -          13,323               -
Corporate finance fee                                    65,000               -          65,000               -
Depreciation                                              1,949               -           1,949               -
Interest on indebtedness                                  1,534           4,857          11,532           7,471
Investor relations                                        1,250               -           1,250               -
Legal                                                     6,821          10,233          25,228          13,465
Management fees                                          19,500          15,000          30,980          30,000
Office                                                   14,738           4,638          17,977           9,288
Professional fees                                        36,247           1,766          41,114           5,533
Regulatory fees                                          10,077               -          10,077               -
Rent                                                      5,697           1,498           7,872           3,745
Salaries                                                 17,444               -          17,444               -
Shareholder costs                                           597               -             597               -
Stock-based compensation (Note 6)                        58,375               -          58,375               -
Transfer agent                                           15,642               -          15,642               -
Travel                                                   62,516               -          62,516               -
                                                   ------------    ------------    ------------    ------------
                                                        375,809          37,992         431,245          69,502
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (375,809)        (37,992)       (431,245)        (69,502)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS
Interest and other income                                 3,156               -           3,156               -
Foreign exchange                                          1,181          (4,918)         (6,973)         (5,072)
                                                   ------------    ------------    ------------    ------------
                                                          4,337          (4,918)         (3,817)         (5,072)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (371,472)        (42,910)       (435,062)        (74,574)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.03)       $(429.10)         $(0.04)       $(745.74)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       13,760,120             100       9,755,752             100
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

DEFICIT - BEGINNING OF PERIOD                          (300,959)       (107,567)       (237,369)        (75,903)
Net liabilities of legal parent assumed at time of
     recapitalization (Note 3)                         (134,033)              -        (134,033)              -
                                                   ------------    ------------    ------------    ------------
                                                       (434,992)       (107,567)       (371,402)        (75,903)

LOSS FOR THE PERIOD                                    (371,472)        (42,910)       (435,062)        (74,574)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                                (806,464)       (150,477)       (806,464)       (150,477)
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (371,472)        (42,910)       (435,062)        (74,574)
Adjustments for items not involving cash
    Amortization                                          1,949               -           1,949               -
    Accrued interest on indebtedness                     (9,998)          4,857               -           7,471
    Accrued management services                               -           3,000               -           6,000
    Corporate finance fee                                65,000               -          65,000               -
    Stock-based compensation                             58,375               -          58,375               -
                                                   ------------    ------------    ------------    ------------
                                                       (256,146)        (35,053)       (309,738)        (61,103)
Decrease in amounts receivable                          (28,516)              -         (25,715)              -
Increase (decrease) in accounts payable
    and accrued liabilities                            (106,656)          4,222         (62,806)         13,631
                                                   ------------    ------------    ------------    ------------
                                                       (391,318)        (30,831)       (398,259)        (47,472)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Cash assumed on recapitalization                        404,139               -         404,139               -
Option on BMC, prior to acquisition                           -        (103,914)        (84,139)       (146,119)
Additions to equipment                                  (61,391)              -         (61,391)              -
Additions to unproven mineral interests                 (59,784)              -         (69,148)              -
                                                   ------------    ------------    ------------    ------------
                                                       (282,964)       (103,914)       (189,461)       (146,119)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Advances from legal parent,
    prior to recapitalization                                 -               -          84,485               -
Indebtedness                                            (26,443)        132,153         (18,125)        192,152
Issuance of common shares                             2,262,000             127       2,262,000             127
Issuance of preferred shares                                  -           1,014               -           1,014
Share issue costs                                      (219,443)              -        (219,443)              -
                                                   ------------    ------------    ------------    ------------
                                                      2,016,114         133,294       2,108,917         193,293
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD            1,907,760          (1,451)      1,900,119            (298)

CASH - BEGINNING OF PERIOD                               14,993          12,339          22,634          11,186
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  1,922,753          10,888       1,922,753          10,888
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 9



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       CHANGE OF NAME AND NATURE OF OPERATIONS

         On September 14, 2005, Baradero Resources Limited changed its name to Centrasia Mining Corp. (the "Company"). With the acquisition of 0724000 B.C. Ltd. ("724 BC"), as discussed in Note 3, the Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia.

         The Company has not yet determined whether the unproven mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for unproven mineral interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

         As at November 30, 2005, the Company had working capital of $1,912,119. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to continue to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These interim consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The interim consolidated financial statements include the accounts of the Company and its significantly wholly- owned subsidiaries, 724 BC, a company continued into the Province of British Columbia, Magellan Holdings (BVI) Corp. and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, and Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic.

         ESTIMATES

         The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EQUIPMENT

         Equipment   is   recorded  at  cost  less   accumulated   amortization.
         Amortization is recorded on a declining balance basis at the following annual rates:

                           Field equipment           30%
                           Computer equipment        30%

         FOREIGN CURRENCY TRANSLATION

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         UNPROVEN MINERAL INTERESTS

         All costs related to the acquisition, exploration and development of unproven mineral interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related interest are reclassified as mining assets and amortized using the unit of production method. When an unproven mineral interest is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral interest is impaired, that interest is written down to its estimated net realizable value. A mineral interest is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

         The amounts shown for mineral interests do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

         ASSET RETIREMENT OBLIGATIONS

         An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

         INCOME TAXES

         Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION AND ACQUISITION

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 724 BC and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one- for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. See Note
         4. The sole asset of BMC was a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. In order to exercise the Marsa Option in full 724 BC was required to make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provided for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005.

         The Company agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

         The Company also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), in which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

         On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

         (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares in respect of a finder's fee;

         (ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash; and

         (iii) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

         724 BC also acquired effective control of BMC on the Effective Date. Immediately after the Effective Date, all of 724 BC's right, title and interest in the Marsa Option was transferred to Magellan Gold.

         The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION AND ACQUISITION (continued)

         (ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                         $

                  Cash                                                  389,631
                  Amounts receivable and prepaids                        15,566
                  Accounts payable and accrued liabilities              (20,715)
                                                                   ------------
                  Net working capital                                   384,482

                  Advances to 724 BC, eliminated on consolidation       109,485
                  Share subscriptions received, eliminated on
                        consolidation                                  (628,000)
                                                                   ------------
                  Net liabilities assumed                              (134,033)
                                                                   ============

         (iii) the interim consolidated statements of operations and deficit and cash flow for the six months ended November 30, 2005, include 724 BC's results of operations and cash flow for the six months ended November 30, 2005, and the Company's results of operations and cash flow from the Effective Date. The comparative figures for the three and six month periods ended November 30, 2004 and as at May 31, 2005 are those of 724 BC.

         Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

         On completion of the Acquisition 724 BC also acquired effective control of BMC. On the date of the Acquisition 724 BC had recorded a total amount of $420,677 towards the Marsa Option comprising of $380,677 of amounts incurred or advanced to BMC and the issuance of 200,000 common shares at a fair value of $40,000. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:

                                                                        $

         Cash                                                            14,508
         Amounts receivable                                                 201
         Prepaids                                                         7,418
         Accounts payable                                                (1,131)
                                                                   ------------
         Net working capital                                             20,996

         Equipment                                                        9,511
         Unproven mineral interest                                      390,170
                                                                   ------------
         Net assets acquired                                            420,677
                                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS

         By agreement dated July 8, 2005, the Company, Magellan Gold, 724 BC, Marsa and BMC entered into the Marsa Option whereby Marsa granted to 724 BC the option to acquire a 100% interest in BMC from Marsa. BMC's sole asset is its unproven mineral interests located in the Kygryz Republic.

         In order to exercise the Marsa Option in full, 724 BC was required to make cash payments totalling US $120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:


                                       CASH           SHARE
         DATE                        PAYMENTS        ISSUANCES             COMMITMENTS
                                                                   ----------------------------
                                        US$                             US$              $

         Signing of agreements                -               -         110,000               -
         January 2, 2005                 40,000               -               -               -
         September 1, 2005               40,000               -               -               -
         Closing of Acquisition               -         200,000               -               -
         December 31, 2005                    -               -               -         200,000
         January 2, 2006                 40,000         200,000               -               -
         December 31, 2006                    -               -         690,000               -
         January 2, 2007                      -         250,000               -               -
         December 31, 2007                    -               -         650,000               -
         January 2, 2008                      -         375,000               -               -
         December 31, 2008                    -               -         750,000               -
                                   ------------    ------------    ------------    ------------
                                        120,000       1,025,000       2,200,000         200,000
                                   ============    ============    ============    ============


         As at May 31, 2005, 724 BC had recorded a total of $306,727 towards the Marsa Option. See also Note 3.

         The Marsa Option provided for staged conversions of advances made by 724 BC to BMC into a participating interest in BMC at the end of each calendar year, beginning December 31, 2005. In the event 724 BC failed to meet any of its commitments or commits a material breach of the agreement, Marsa had the right to require 724 BC to return any participating interest of BMC received and forgive the Commitments. The Company had agreed to assume the share obligations of 724 BC under the Marsa Option. On September 14, 2005, the Company closed on the Acquisition and issued the initial 200,000 common shares. In addition, 724 BC transferred all of its rights, interest, obligation and liabilities under the Marsa Option to Magellan Gold.

         In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC. On November 23, 2005, the Company, Magellan Gold, BMC and Marsa entered into a memorandum of understanding (the "MOU"), replacing the Marsa Option, whereby BMC has agreed to transfer its ownership interest in the Bulakashu Gold Property back to Marsa. As a result BMC will now hold an option to aquire a 100% interest in the Bulakashu Gold Property from Marsa under the same terms as contemplated under the Marsa Option, and directly hold the exploration license on the Eastern Sary Jaz Property. The Company agreed, upon receipt of regulatory approval and formal documentation, to issue 200,000 common shares of its capital stock to Marsa. On December 29, 2005, the Company received regulatory approval to complete the terms of the MOU. The Company is currently completing formal agreements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS (continued)

         As at November 30, 2005, the Company has recorded $469,507 on the Bulakashu Gold Property, as follows:

                                                                        $

         Balance, beginning of period                                         -
         Acquisition costs
              Amounts incurred or advanced to BMC prior to
                  acquisition                                           380,677
              Issuance of common shares                                  40,000
                                                                   ------------
                                                                        420,677
                                                                   ------------
         Exploration costs
              Field work and related                                      2,169
              Fuel                                                       14,608
              Laboratory and sampling                                     8,557
              Mapping                                                    19,772
              Other                                                       2,793
              Travel                                                        931
                                                                   ------------
                                                                         48,830
                                                                   ------------
         Balance, end of period                                         469,507
                                                                   ============

         See also Note 10.

5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value Issued:

                                                                                      NUMBER          AMOUNT
                                                                                     OF SHARES           $

         724 BC
         ------
         Balance, beginning of period                                                 3,700,100          23,111
                                                                                   ------------    ------------
         REVERSE TAKE-OVER TRANSACTION
         -----------------------------
         Adjustment of shares to reflect shares of the legal parent
             at time of recapitalization                                              2,101,523               -
         Issued for cash
             Private placement                                                        4,375,000         875,000
             Offering                                                                 3,076,923       2,000,000
             Exercise of warrants                                                        37,500          15,000
         Issued for agent's commission                                                  198,556         129,061
         Issued for corporate finance fee                                               100,000          65,000
         Issued for unproven mineral interest (Note 4)                                  200,000          40,000
         Issued for 724 BC indebtedness (Note 3)                                      2,000,000         400,000
         Issued for finder's fee                                                        233,338          46,668
                                                                                   ------------    ------------
                                                                                     12,322,840       3,570,729
         Less:  share issue costs incurred on recapitalization                                         (233,672)
         Less:  share issue costs on private placement and Offering                           -        (161,500)
                                                                                   ------------    ------------
                                                                                     12,322,840       3,175,557
                                                                                   ------------    ------------
         Balance, end of period                                                      16,022,940       3,198,668
                                                                                   ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

         (a) On September 14, 2005, the Company completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC.

         (b) On September 14, 2005, the Company completed a non-brokered private placement and issued 4,375,000 units, for total gross proceeds of $875,000. Each unit comprise one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007.

         (c) On October 28, 2005, the Company completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprise one common share and one transferable warrant. Two warrants will entitle the holder to acquire an additional common share at a price of $0.78 per share for a period of 18 months.

                  The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000. The Company also granted an option to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2005 and the changes for the six months ended November 30, 2005 is as follows:
                                                                       NUMBER

                  Balance, beginning of period                                -
                  Issued                                              7,962,739
                  Exercised                                             (37,500)
                                                                   ------------
                  Balance, end of period                              7,925,239
                                                                   ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2005:

                                        EXERCISE
                    NUMBER               PRICE               EXPIRY DATE
                                            $

                  4,337,500               0.40               September 14, 2007
                  1,687,739               0.78               April 28, 2007
                  1,900,000               0.40               September 14, 2007
                  ---------
                  7,925,239
                  =========

         (e) As at November 30, 2005, 4,202,452 shares are held in escrow

         (f) See also Notes 3 and 4.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On August 11, 2005, the Company received shareholder approval of a stock option (the "Plan"), which allows the Company to grant a maximum number of 2,500,000 stock options. The Company has granted stock options to its employees, directors and consultants to purchase 2,435,000 common shares. The stock options vest over eighteen months and the Company recorded compensation expense of $58,375 on the vested portion.

         The fair value of stock options granted to employees, directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                 Risk-free interest rate               3.21%
                 Estimated volatility                   79%
                 Expected life                       2.5 years
                 Expected dividend yield                 0%

         The weighted average fair value of all stock options granted during the period to the Company's employees, directors and consultants was $0.11 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at November 30, 2005 and the changes for the six months ended November 30, 2005 is presented below:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                     OPTIONS          EXERCISE
                                                   OUTSTANDING         PRICE
                                                                         $

         Balance, beginning of period                         -            -
         Granted                                      2,435,000         0.22
                                                   ------------
         Balance, end of period                       2,435,000         0.22
                                                   ============

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2005:

            NUMBER             NUMBER           EXERCISE
         OUTSTANDING         EXERCISABLE          PRICE        EXPIRY DATE
                                                    $

           2,335,000             583,750           0.20        August 11, 2010
             100,000                   -           0.79        November 21, 2010
         -----------         -----------
           2,435,000             583,750
         ===========         ===========

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

7.       CONTRIBUTED SURPLUS

         The Company's contributed surplus is comprised of the following:

                                                                   NOVEMBER 30,
                                                                       2005
                                                                         $

         Balance, beginning of period                                         -
              Stock-based compensation (Note 6)                          58,375
                                                                   ------------
         Balance, end of period                                          58,375
                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         (a)      Effective   April  1,  2004,  the  Company   entered  into  an
                  employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement will be automatically renewed for successive one year periods unless either party gives written notice of non-renewal.

                  During the six months ended November 30, 2005, the President was compensated $34,500, of which $30,980 has been recorded by the Company as management fees and $3,520 as part of due diligence costs on the option on BMC. As at November 30, 2005, $7,800 remained unpaid and included in accounts payable and accrued liabilities.

         (b) During the six months ended November 30, 2005, the Company was billed $61,465 for professional services and $58,295 for legal services provided by officers of the Company. As at November 30, 2005, $19,187 remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the six months ended November 30, 2005 and 2004 are as follows:

                                                       2005            2004
                                                         $               $
         Financing activities

         Common shares issued for
            corporate finance fee                        65,000               -
         Common shares issued for
            recapitalization costs                       46,668               -
         Common shares issued for
            unproven minera interests                    40,000               -
         Common shares issued for share issue costs     129,061               -
         Share issue costs                             (129,061)              -
         Common shares issued for indebtedness          400,000               -
         Indebtedness                                  (400,000)              -
                                                   ------------    ------------
                                                        151,668               -
                                                   ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


9.       SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                       2005            2004
                                                         $               $
         Investing activity
             Unproven mineral interests                 (40,000)              -
                                                   ============    ============

         Operating activities
             Reorganization costs                       (46,668)              -
             Corporate finance fee                      (65,000)              -
                                                   ------------    ------------
                                                       (111,668)              -
                                                   ============    ============

         Other supplementary cash flow information:

                                                       2005            2004
                                                         $               $

         Interest paid in cash                           37,975               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


10.      SUBSEQUENT EVENTS

         Subsequent to November 30, 2005, the Company issued a further 200,000 common shares and paid US $40,000 pursuant to the option obligations of the Commitments on the Bulakashu Gold Property.

         See also Note 4.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 30, 2006 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the six months ended November 30, 2005, of Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

RECAPITALIZATION AND ACQUISTION

On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 0724000 B.C. Ltd. ("724 BC") and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for- one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. In order to exercise the Marsa Option in full 724 BC was required to make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provided for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005.

The Company agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

The Company also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), in which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

(i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares in respect of a finder's fee;

(ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash; and

(iii) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

724 BC also acquired effective control of BMC on the Effective Date. Immediately after the Effective Date, all of 724 BC's right, title and interest in the Marsa Option was transferred to Magellan Gold.

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the 724 BC Shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition is treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

BULAKASHU PROPERTY UPDATE

The  2005  Phase 1 work  program  on the  Bulakashu  Property  commenced  in mid
September of 2005. Due to the late start of the Phase 1 program and deteriorating fall weather conditions, field crews initially focused on a number of prospective gold and copper prospects at higher elevations, leaving the detailed sampling program for the Karabulak Prospect (located at a relatively lower elevations) until the end of the field season. A total of 604 surface grab and chip samples have been collected and submitted for analyses. Additionally, a 112 line kilometre, 100 metre line spaced, ground magnetic survey was completed covering a 11 square kilometre area including the Karabulak, Otradny and Severny prospects.

Many of the showings on the project are difficult to access on an ongoing basis and there is very little access to contract helicopters in Kyrgyzstan. As a cost effective alternative to bringing in a foreign helicopter, the Company elected to create road access to a number of key target areas on the project. During the fall of 2005, the Company purchased a refurbished bulldozer and outfitted it to work at high elevations. Not only has the road construction provided fast, efficient 4x4 vehicle access to a number of showings on the project, road construction has created new exposure and identified alteration and mineralization that were not previously exposed. A bulldozer road has been pushed through to the Severny Porphyry Cu/Au prospect and a second road is currently being pushed through to the Otradny prospect.

The Phase 1 reconnaissance, prospecting, mapping and ground geophysics program has now delineated the surface trace of a north northwest dipping thrust fault associated with the Karabulak prospect over 5 kilometres. This same structure is associated with a number of existing and new mineral occurrences on the property including Otradny (Au) and Severny (Cu/Au porphyry). The Company believes that the thrust fault associated with Karabulak and other mineral showings on the property represents a large-scale structural target and will be the focus of the proposed 2006 exploration program at Bulakashu. A full compilation and evaluation of the 2005 exploration results is underway in preparation for the 2006 field program, estimated to cost approximately US $700,000.

In November, the Company entered into a Memorandum of Understanding ("MOU") with Marsa whereby the Company will immediately acquire 100% ownership of BMC. The MOU replaces the Marsa Option, whereby the Company had the option to acquire BMC in stages over a period ending December 31, 2008. BMC's only asset is its exploration license of the Bulakashu Property in Kyrgyzstan. Now that the Company will own BMC, the option agreement has been amended such that BMC will hold an option to acquire the Bulakashu Property. Consequently, the Company and BMC can earn a 100% interest in the Bulakashu Property over a four year period by incurring exploration expenditures totaling approximately US $2.36 million on the Bulakashu Property, and by issuing 1,025,000 common shares of the Company and making cash payments totalling US $120,000 to Marsa.

In conjunction with this transaction, Marsa has caused BMC to be granted a license to explore the Eastern Sary Jaz Property in northeastern Kyrgyzstan. The Eastern Sary Jaz Property covers an area of 912 square kilometres along the Kyrgzstan-Kazakhstan border, approximately 110 kilometres east of Centerra Gold Inc.'s Kumtor Deposit. In consideration for the transfer of ownership of BMC and for the acquisition by BMC of the Eastern Sary Jaz Property, the Company has agreed to issue to Marsa 200,000 common shares.

The Eastern Sary Jaz Property occurs in the Tien Shan Metallogenic belt which extends from Uzbekistan in the west, through Tajikistan and Kyrgyzstan into northwestern China. The Tien Shan belt of rocks is a major metallogenic province, which is host to world class mesothermal gold deposits including the Kumtor Deposit. The Kumtor Deposit is hosted within Vendian rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by Atbashi-Inylchek fault to the south. This sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the Eastern Sary Jaz Property. Very little exploration work has been conducted on the Eastern Sary Jaz Project and the Company is currently compiling all available historic data from the immediate project area and developing an exploration program for the coming field season.

The acquisition of the Eastern Sary Jaz Project was a direct result of the Company's ongoing efforts to identify and evaluate potential new acquisitions. On a continual basis, the Company's staff in Bishkek is evaluating early stage to advanced exploration base and precious metal projects and opportunities in Kyrgyzstan, Kazakhstan and Uzbekistan.

SELECTED FINANCIAL DATA

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

(i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

(ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:
                                                                         $

         Cash                                                           389,631
         Amounts receivable and prepaids                                 15,566
         Accounts payable and accrued liabilities                       (20,715)
                                                                   ------------
         Net working capital                                            384,482
         Advances to 724 BC, eliminated on consolidation                109,485
         Share subscriptions received, eliminated on consolidation     (628,000)
                                                                   ------------
         Net liabilities assumed                                       (134,033)
                                                                   ============

(iii) the interim consolidated statements of operations and deficit and cash flow for the six months ended November 30, 2005, include 724 BC's results of operations and cash flow for the six months ended November 30, 2005, and the Company's results of operations and cash flow from the Effective Date. The comparative figures for the three and six month periods ended November 30, 2004 and as at May 31, 2005 are those of 724 BC.

Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

On completion of the Acquisition 724 BC also acquired effective control of BMC. On the date of the Acquisition 724 BC had recorded a total amount of $420,677 towards the Marsa Option comprising of $380,677 of amounts incurred or advanced to BMC and the issuance of 200,000 common shares at a fair value of $40,000.

This acquisition wasaccounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:

                                                                         $

Cash                                                                     14,508
Amounts receivable                                                          201
Prepaids                                                                  7,418
Accounts payable                                                         (1,131)
                                                                   ------------
Net working capital                                                      20,996
Equipment                                                                 9,511
Unproven mineral interest                                               390,170
                                                                   ------------
Net assets acquired                                                     420,677
                                                                   ============

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                                    FISCAL 2006                            FISCAL 2005                            FISCAL 2004
                              -----------------------   -------------------------------------------------   ----------------------
                                NOV. 30      AUG. 31       MAY 31      FEB. 28      NOV. 30      AUG. 31       MAY 31    FEB. 29(1)
                                   $            $            $            $            $            $            $           $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:

Revenues                               -            -            -            -            -            -            -           -
Net income (loss)               (435,062)     (63,590)     (52,311)     (34,581)     (42,910)     (31,664)     (75,903)         (6)
Basic and diluted earnings
    (loss) per share               (0.03)       (0.02)       (0.04)       (0.02)     (429.10)     (316.64)   (2,371.97)         (6)
Dividends per share                    -            -            -            -            -            -            -           -

BALANCE SHEET:

Working capital (deficiency)   1,912,119     (568,593)    (495,985)    (427,327)    (289,661)    (143,132)     (67,158)         (5)
Total assets                   2,516,695      418,679      335,943      266,900      157,756       55,187       11,935           1
Total long-term liabilities            -            -            -            -            -            -            -           -
                              -----------------------   -------------------------------------------------   ----------------------

(1)  Period from February 4, 2004 (date of incorporation) to February 29, 2004.

RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Recapitalization and Acquisition" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated interim financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, the Company experienced a significant increase in costs during the six months ended November 30, 2005.

During the six months ended November 30, 2005 ("2005"), the Company recorded a loss of $435,062 ($0.04 per share) compared to a loss of $74,574 ($745.74 per share) for the six months ended November 30, 2004 ("2004"). A portion of the loss in 2005 is attributed to the accounting requirement for non-cash stock-based compensation on the granting of stock options. During 2005, the Company recorded a non-cash compensation expense of $58,375 (2004 - $nil) relating to stock options granted.

Excluding stock based compensation, general and administrative expenses of $372,870 were reported in 2005, an increase of $303,368, from $69,502 in 2004.
The primary factor for the increase experienced in 2005 was the recapitalization of the Company conducted, effective September 14, 2005, the additional ongoing corporate costs as a public reporting and TSXV listed company, and increased activities relating to the Bulakashu Gold Property. Specific expenses of note during 2005 and 2004 are as follows:

     i) during 2005, the Company incurred accounting and administrative fees of $28,845 (2004 - $nil) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;

     ii) during 2005, the Company incurred audit fees of $21,524 and legal fees of $25,228 mainly due to the Acquisition and financings being conducted;
     iii)in September 2005, the Company issued 100,000 common shares, at a fair value of $65,000, to Canacccord Capital Corporation for corporate advisory services;
     iv) incurred travel costs of $62,516 mainly for review of potential properties in Kyrgyz Republic and Central Asia and Company site visits. Members of management and certain directors also travelled to Europe to discuss financing opportunities for the Company;
     v) effective April 1, 2004, the Company entered into an employment agreement whereby the President is paid a minimal base salary of $5,000 per month. The Company incurred total management fees of $34,500, of which $30,980 has been recorded as management fees and $3,520 has been capitalized to unproven mineral interests; and
     vi) expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company.

During 2005, the Company recorded a non-cash stock-based compensation charge of $58,375 on the granting of options to purchase 2,435,000 common shares. The calculation is based on the fair value of the stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions. It does not necessarily provide a reliable measure of the fair value of the Company's stock options.

FINANCIAL CONDITION / CAPITAL RESOURCES

On September 14, 2005, the Company completed a private placement of $875,000, of which $628,000 proceeds had been received by the Company as of August 31, 2005, and the remaining $247,000 proceeds received afterwards. On October 28, 2005, the Company completed a short form offering of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. As at November 30, 2005, the Company has working capital of $1,912,119. The Company has sufficient funds to conduct the 2006 field exploration work program on the Bulakashu Property, estimated at approximately US $700,000, and provide general working capital to the end of 2006. However, it may require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. If needed, the Company would be required to conduct additional financings; however, there is no assurance that funding will be available on terms acceptable to the Company or at all.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

On September 14, 2005, the Company completed the terms of the Acquisition. As a result, the critical accounting estimates are as follows:

UNPROVEN MINERAL INTERESTS

All costs related to the acquisition, exploration and development of unproven mineral interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related interest are reclassified as mining assets and amortized using the unit of production method. When an unproven mineral interest is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral interest is impaired, that interest is written down to its estimated net realizable value. A mineral interest is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

The amounts shown for mineral interests do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

CHANGES IN ACCOUNTING POLICIES

With the completion of the Acquisition the Company adopted a number of significant accounting policies, as noted in "Critical Accounting Estimates".

TRANSACTIONS WITH RELATED PARTIES

(a) Effective April 1, 2004, the Company entered into an employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement will be automatically renewed for successive one year periods unless either party gives written notice of non-renewal.

         During the six months ended November 30, 2005, the President was compensated $34,500, of which $30,980 has been recorded by the Company as management fees and $3,520 as part of due diligence costs on the option on BMC. As at November 30, 2005, $7,800 remained unpaid and included in accounts payable and accrued liabilities.

(b) During the six months ended November 30, 2005, the Company was billed $61,465 for professional services and $58,295 for legal services provided by officers of the Company. As at November 30, 2005, $19,187 remained outstanding and was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

Effective November 15, 2005, the Company retained Mr. Jordan Shapiro to provide market awareness and investor relations activities. Mr. Shapiro is paid a monthly fee of $2,500 and the arrangement may be cancelled by either party on 30 days notice. During the six months ended November 30, 2005, the Company paid
$1,250 to Mr. Shapiro. The Company also granted Mr. Shapiro stock options to purchase 100,000 common shares of the Company at a price of $0.79 per share, expiring November 21, 2010. As at January 30, 2006, none of the options had vested.

The Company maintains a webiste at WWW.CENTRASIAMINING.COM and updates it on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 30, 2006, there were 16,322,940 issued and outstanding common shares, 307,692 agent's options at an exercise price of $0.72, 2,435,000 stock options outstanding and exercisable at exercises prices ranging from $0.20 to $0.75 per share and 7,825,239 warrants outstanding at exercise prices ranging from $0.40 to $0.78 per share.

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 31, 2005


/s/ DOUGLAS TURNBULL
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and the Chief Financial Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 31, 2005


/s/ NICK DEMARE
----------------------------------
Nick DeMare,
Director & Chief Financial Officer